EX - 99.77C
                                           Meeting of Stockholders







     On June 7, 2004, the Fund held its Annual
Meeting of Stockholders. The following Directors were elected by the following Votes: Denis P.
Kelleher 3,591,094 For; 654,585 Abstaining; James
M. Walton 3,591,094 For; 654,585 Abstaining;
George G. Moore 3,591,094 For; 654,585
Abstaining.  Peter J. Hooper, James J. Boyle and
Denis Curran continue to serve in their capacities as Directors of the Fund.

     Also voted on at the same meeting was Proposal
2, relating to a Stockholder proposal requesting the Board to take steps necessary to open-end the Fund or otherwise enable Stockholders to realize net asset value for their shares. The following votes were recorded: 1,721,199 For; 1,329,136 Against; and
104,144 Abstaining. Out of the total 4,741,278 votes, entitled to be cast, 36.3% voted in favor of the proposal. As a result of the positive vote on the proposal, the Board of the Fund undertook to review the options open to it, in order to address the issues raised in the proposal.